Exhibit 1.02

Conflict Minerals Report of Ultratech, Inc. for calendar year 2013 in accordance with Rule 13p-1 under Securities Exchange Act of 1934

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Introduction
Ultratech, Inc. (the “Company”), prepared this Conflict Minerals Report (“Report”) in accordance with Rule 13p-1 (“Rule 13p-1” or the “Rule”), under the Securities Exchange Act of 1934 (“the 1934 Act”), for determining the source of conflict minerals in the Company’s supply chain for products manufactured in calendar year 2013.

The Rule requires disclosure of certain information when a registrant manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which are collectively referred to in this Report as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo (the “DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As further described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products for which certain Conflict Minerals are necessary to the functionality or production of those products.

The Company and its Products
Ultratech, Inc. develops, manufactures and markets photolithography, laser thermal processing, and inspection equipment designed to reduce the cost of ownership for manufacturers of semiconductor devices, including advanced packaging processes and various nanotechnology components such as thin film head magnetic recording devices (“thin film heads” or “TFHs”), laser diodes, high-brightness light emitting diodes (“HBLEDs”) and atomic layer deposition (“ALD”) for customers located throughout North America, Europe, Singapore, Japan, Taiwan, Korea and the rest of Asia. Ultratech was incorporated in the state of Delaware in 1992.

Covered Products
During calendar 2013, the Company identified two products that contain conflict minerals that are necessary to their functionality or production (the “Covered Products”), that the Company manufactures or contracts to manufacture. Covered Products are as follows:

i.	Photolithography equipment; and

ii.	Laser thermal processing equipment.

Reasonable Country of Origin Inquiry (RCOI) Process
Beginning in 2011, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals used in, or in connection with, the production of the Covered Products. The RCOI was designed to reasonably determine whether any conflict minerals originated in the Covered Countries and whether any conflict minerals may have come from recycled or scrap sources. In accordance with the Rule, we followed internationally and nationally recognized guidance for reasonable practices to identify sources of conflict minerals, e.g., guidance provided by the Organisation for Economic Co-operation and Development (“OECD”) and the Electronics Industry Citizenship Coalition (“EICC”). Ultratech is an EICC member company.
The Company organized a conflict minerals management team (the “Team”) and assigned responsibilities during calendar year 2011. The Team engaged experts from engineering and manufacturing for technical input regarding the conflict minerals content of our products. The Team is comprised of experts from purchasing, internal audit, legal, finance disciplines and as mentioned above, relies on technical support from engineering, manufacturing, IT and risk management.
The Company’s approach to this effort included an initial planning phase that incorporated a review of the requirements under Rule 13p-1 with outside legal counsel. The Team concluded that the development of an effective conflict minerals framework for supply chain due diligence was required to proceed to the data collection phase. The resulting framework adopted by the Company during calendar year 2012, is based upon the conflict minerals template, procedures and tools provided by the EICC. The template also has been tailored to the Company’s particular supplier circumstances. Utilizing the customized template, the Company began working to identify the source of conflict minerals in our supply chain with the greatest possible specificity.
Next the Company identified the relevant Tier1 suppliers to be queried. A Tier1 supplier is defined as a provider that delivers materials or services directly to the Company for incorporation into its final products. These are the immediate upstream companies in the supply chain. Ultratech has 216 such suppliers.
Out of the total Tier1 suppliers (216), the Team determined that 75% or 163 suppliers were relevant for receiving the survey based on detailed reviews of the Company’s purchasing records. The remaining 25% or 53 suppliers were excluded because they do not produce products that contain necessary conflict minerals. The Team launched a program with the direct suppliers to investigate the status in the supply chains of the conflict minerals sourced from Covered Countries.
The conflict minerals supply chain reasonable country origin inquiry (RCOI) was initiated through a supply chain survey, which included a three (3) page questionnaire/certification, and was circulated to the Company’s 163 Tier1 direct suppliers.
The Team received responses back from approximately 88% or 146 of our supply chain members who were sent the survey, as of the end of 2013. The questionnaire responses were evaluated and reviewed for comments on the signed certifications, which included information about the content of conflict minerals in their supply chain for the materials supplied to Ultratech. Approximately 13 % or 19 of the Tier1 supplier base surveyed reported conflict minerals in the raw materials that the Company purchases. This result is consistent with our Team’s expectations, and the information obtained from in-house product engineering and manufacturing experts during technical consultations in the initial stages of the conflict minerals program development.
The remaining 87% or 127 of responses from Tier1 suppliers indicate no conflict minerals are contained in the material purchased by the Company. The Company continues to perform reasonable due diligence follow up with suppliers on questionnaire responses to obtain missing information and updated RCOI results.
RCOI Survey Summary
Supplier questionnaire response:

•	Number of Surveys sent out: 163

•	Number of Responses received: 146

•	Responses Open: 17
The follow-up process is on-going with the Company’s Tier 1 suppliers to obtain responses for questionnaires that remain open. Of the Tier1 suppliers’ responses (146), to Question#1, 19 answered “yes” parts and materials supplied contain conflict minerals. Of responses to Question#2, 14 answered there was “no reason to believe” that parts supplied include conflict minerals from covered countries, 5 answered “still in the RCOI process”. Of responses to Question#3, 9 suppliers responded no parts are derived from scrap or recycled sources and 10 were “undeterminable” or “still in the RCOI process”. Of responses to question #4, all 19 conflict suppliers who answered yes to question#1, answered “unknown’” as to what mine or facility was used to mine or process conflict minerals or if the mine or facility has been identified as conflict free by an independent third party.

Due Diligence Process - (with the 19 suppliers who responded affirmatively to question #1).
On the basis of the findings in the RCOI survey process, the Team conducted a broader investigation regarding the source and chain of custody of the conflict minerals used in the Covered Products. The Company’s due diligence measures have been designed to conform to the framework in the OECD Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). The OECD Guidance specifies the following five-step framework for risk-based due diligence for responsible supply chains of minerals sourced from conflict-affected and high risk areas.

1.	Establish strong company management systems;

2.	Identify and assess risk in the supply chain;

3.	Design and implement a strategy to respond to identified risks;

4.	Carry out independent third-party audit of supply chain due diligence; and

5.	Report on supply chain due diligence.

As of December31, 2013 Ultratech’s 19 Tier1 suppliers of its Covered Products have responded that the name of the facilities used to produce the conflict minerals, the country of origin for those minerals and the mine identity and country location are unknown. Ultratech is working with each of the 19 suppliers to attempt to obtain the mine, location, and facilities used to process and the country of origin. One third of the 19 conflict mineral suppliers reported “still in the process of completing” their supply chain search for country of origin data. Another third of the 19 conflict mineral suppliers have responded mine /smelter or refiner is “unknown” and response is pending further supply chain RCOI effort in 2014. The balance of the 19 conflict mineral responders stated in their questionnaire, mine/melter or refiner is “unknown” as of December31, 2013; Ultratech has been unable to obtain updated responses on conflict minerals from those suppliers.

The Company’s due diligence follow up efforts conducted with the 19 Tier1 conflict mineral suppliers have indicated that suppliers have a lack of visibility of the country of origin of the conflict minerals in calendar year 2013. The Team is continuing to perform supplier follow-up inquiries and research potential inaccuracies in the supplier data and incomplete information to clarify the supplier certification statements on the conflict minerals source. The Team has continued to pursue the suppliers who remain still in the process, pending the completion of their RCOI efforts. From the follow-up questioning and evaluation of the supplier responses with both large and small entities, the identity of the country of origin and chain of custody of conflict minerals, remain the primary focus of the supplier RCOI processes.
Conclusion
On the basis of the due diligence process conducted by the Company and outlined in this Report, Ultratech has concluded that the conflict minerals contained in our Covered Products that originated or may have originated in the Covered Countries are DRC conflict undeterminable. Accordingly, the Company has been unable to determine whether the conflict minerals that may have originated in the Covered Countries directly or indirectly benefited or financed armed groups in the Covered Countries.The Covered Products manufactured by the Company identify the Company as a downstream purchaser of conflict minerals. As such, the Company is capable of providing only reasonable assurance that the source and chain of custody of necessary conflict minerals is accurate and reliable. The immediate supply chain contacts are the Company’s Tier1 direct suppliers. The Company must place reliance for information about the country of origin and chain of custody of conflict minerals upon the results of Tier1 suppliers search efforts in their supply chains. The Company’s due diligence efforts are predicated on the need to rely on our Tier1 supplier and upstream supply chain members to provide reliable quality and quantity of information available on the country of origin and chain of custody of conflict minerals. As of December 31, 2013, the Company does not have sufficient information from suppliers or other sources regarding smelters or refiners that processed the necessary conflict minerals to determine the facilities used to process or the mine or the location of the origin with the greatest possible specificity.

Continuous Improvement Efforts
During the reporting period for the calendar year ended December 31, 2014, Ultratech is continuing to engage in activities that will improve the quality of the information gathered from its due diligence efforts described in this report. Some of these activities include:

•	Investigate dedicated software solutions for conflict minerals program management to automate supplier data collection archiving and provide real time reports.

•	Leverage existing software to search and analyze raw material purchases.

•
Circulate a supplemental questionnaire/certification request to the 19 suppliers reporting conflict minerals, to expand our inquiry for our RCOI data available on Country of Origin, smelter name and country location by conflict mineral. The Company due diligence process included sending a supplemental questionnaire/certification request to the (Tier1) suppliers of its Covered Products in May 2014. The 19 suppliers, who responded “yes“ to question 1, were asked to supply:

•the name of the facilities used to produce the conflict mineral;
•the country of origin for those minerals; and
•the mine identity and country location.
As of the filing date, the Company is receiving and evaluating supplier responses.

•	Join a Conflict Free Smelter (CFS) program to gain access to certified conflict free smelter listings, to validate the information obtained from the Company’s Supply Chain.

Independent Private Sector Audit (IPSA)
An IPSA is not required to be obtained by the Company.
This is based on the SEC public comment following the U.S. Court Of Appeals decision, that an IPSA of the Company’s Conflict Minerals Report will not be required unless a company voluntarily elects to describe products as “DRC conflict free” in its Conflict Minerals Report.